For period ending June 30, 2005
File number 811-3503
				UBS RMA Money Fund, Inc.
				RMA Money Market Portfolio
Exhibit 77C

 A Special Meeting of Shareholders of UBS RMA Money Market Portfolio (the Fund) of UBS RMA Money Fund Inc. (the Company) was held on June 17, 2005 (reconvened from the original meeting date of May 18, 2005). At the meeting, the shareholders approved the adoption of a shareholder services plan with respect to the Fund. The shareholders also voted on a proposal to adopt an amendment to the Companys Articles of Incorporation to permit its Board of Directors to reorganize the Fund into a masterfeeder structure. This would have allowed the Fund to invest all or substantially all of its assets in another in another fund
(a master fund) that has substantially the same investment objectives, policies and restrictions, instead of investing directly in portfolio securities. Although the overwhelming majority of those shareholders who had cast a vote on the second proposal voted in favor of the proposal, an insufficient number of votes were cast on the proposal, and it was not approved. Votes were cast as indicated below:

1) To approve the adoption of a shareholder services plan with respect to the Fund:

	For: 	4,771,684,779.117
             	     Against:	221,652,370.145
	Abstain:	643,125,532.948

2) To approve an amendment to the Companys Articles of Incorporation to permit the Board of Directors to reorganize the Fund into a masterfeeder structure:

	For:	4,663,609,228.914
	Against:	298,949,082.681
	Abstain:	673,904,370.615